UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HIMAX TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

State of Incorporation: Cayman Islands

I.R.S. Identification Number:

Commission File Number: 000-51847

NO. 26, ZILIAN ROAD

XINSHI DISTRICT, TAINAN CITY 744092

TAIWAN, REPUBLIC OF CHINA

(Address of principal executive offices)

Job Lin, Telephone: +886-6-5050880

NO. 26, ZILIAN ROAD, XINSHI DISTRICT, TAINAN CITY 744092

TAIWAN, REPUBLIC OF CHINA

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Introduction:

Himax Technologies, Inc. (“Himax” or “We”) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax designs, develops and markets semiconductors that are critical components in display technology; and its principal driver IC and module product families are:

1)	Display driver IC – they are used primarily for any-sized thin film transistor-liquid crystal display (TFT-LCD) panels like TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation and many other consumer electronics devices.

2)	LCOS micro display model – they are PICO projectors, embedded projector in different applications (cell phone and camcorder), communication, toy projector, and head-mounted-display.

3)	CMOS IC – they are image sensors used in customer electronics such as mobile devices, notebook PC, automotive and surveillance.

4)	Analog IC – they are used primarily to power IC chips and white Light-Emitting Diode (LED) drivers.

5)	Display module – For medical application display monitor.

The majority of these principal products sold by Himax contain Conflict Minerals. Based upon Himax’s internal conflict mineral management mechanism covering the Reasonable Country of Origin Investigation with Due Diligence following the OECD Guidelines, the following conclusion has been reached:

Himax’s principal driver IC and module products containing Conflict Minerals have sources that are not found to be DRC Conflict and Himax has considered in a good faith the above-mentioned products being “DRC Conflict Free”.

Himax maintains a Conflict Minerals Policy that supports Conflict Free Sourcing. The link to this policy is included below:

https://www.himax.com.tw/company/social-responsibility/

INFORMATION INCLUDED IN THIS REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an Exhibit 2.01 hereto and is available at the following website:

https://www.himax.com.tw/company/social-responsibility/

Item 1.02 Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 hereof is filed herewith as Exhibit 2.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 2.01 –Conflict Minerals Report as required by Item 1.01 and 1.02 of this form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HIMAX TECHNOLOGIES, INC.

By: /s/ Jordan Wu	Date: May 23, 2025
Name: Jordan Wu
Title: President and Chief Executive Officer